
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

7 May 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

MASNET No. 37 OF 07.05.2003
Announcement No. 62

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SembCorp Industries' engineering and construction unit wins S$125 million solids building contract for the Changi Water Reclamation Plant

- *Contract is one of four secured from PUB for the Changi Water Reclamation Plant*
- *Projects mark SembCorp Engineers and Constructors' shift in focus towards Process Engineering & Design*

SembCorp Engineers and Constructors (SembE&C) has been awarded a S$125 million contract by Singapore's Public Utilities Board (PUB) to construct a solids building to house sludge processing equipment at the Changi Water Reclamation Plant (CWRP). SembE&C had earlier in July 2002 secured a similar contract from PUB to supply and install sludge dryers in the same building.

The building forms part of the CWRP where sludge is thickened before being passed on to another part of the plant to be digested. Digested sludge is then returned to the building to be dewatered and dried.

To date, PUB had awarded SembE&C a total of four contracts amounting to S$627 million to develop various facilities for the CWRP.

The CWRP treats wastewater and produces effluent for safe discharge into the sea. SembE&C will be undertaking work for key sections of the CWRP through its four contracts by managing the engineering, procurement and construction aspects of process engineering works for the major sections of the water reclamation plant.

Construction of the solids building commenced in April this year and is expected to be completed by end-2007.

This contract does not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share for 2003.

- End -

For media or analyst enquiries, please contact:

Beverley Wong (Ms)
Executive
Group Corporate Relations
SembCorp Industries
Tel: (65) 67233 3153
Fax: (65) 6822 3240
Email: beverley.wong@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 07/05/2003 to the SGX